Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

Virgin Orbit Announces New Partnership With Maritime Intelligence Firm Horizon Technologies

LONG BEACH, Calif.--(BUSINESS WIRE)--Virgin Orbit, the US-based responsive launch and space solutions company that has announced a planned business combination with NextGen Acquisition Corp. II (“NextGen”) (NASDAQ: NGCA), announced today the signing of a termsheet establishing a close and multi-faceted partnership with Horizon Technologies (“Horizon”), the UK-based global leader in innovative space-based Maritime Domain Awareness (“MDA”) through signals intelligence. According to the agreement, Virgin Orbit will become Horizon’s preferred launch partner, will take an equity stake in the company, and will appoint a Virgin Orbit representative to Horizon’s board of directors. Horizon currently plans to take advantage of LauncherOne’s unique ability to reach tailored orbits for at least five launches.

Already an established world leader in airborne systems through its FlyingFish™ and BlackFish™ product lines, which are in operation on numerous aircrafts worldwide for customers including NATO and the European Border and Coast Guard Agency (“FRONTEX”), Horizon is enhancing its capabilities through the expansion of its Space-Based Marine Intelligence services. That work has begun with the impending launch of the first of their AMBER™ commercial SIGINT CubeSats to provide customers with an enhanced Maritime Intelligence Data Service. Applications for the Amber™ system will include monitoring for detection of Dark Target detection / Detection of illegal activity, Piracy, Smuggling, Illegal Fishing, Transshipments and Terrorism. Horizon will continue to build out the AMBER™ constellation and its related services by conducting further launches onboard Virgin Orbit’s mobile LauncherOne system.

“With this agreement with Horizon we continue to turn vision into reality for our customers looking to better build out their businesses and serve life here on Earth,” said Virgin Orbit CEO Dan Hart. “With systems already known to help combat everything from illegal fishing to smuggling and trafficking, we are excited to partner with Horizon Technologies as we further our mission of opening space for good.”

“We are thrilled to have to have Virgin Orbit join us as an investor and partner. Our plan to be the world’s leading provider of maritime intelligence provides synergy with Virgin Orbit’s broader space solutions strategy,” said Horizon CEO John Beckner. “As a UK SME, with strong support from the UK Government and, in particular, the Royal Navy as our lead customer, this agreement aligns perfectly with both companies’ goals for the future, and for the benefit for the planet.”

Virgin Orbit has recently announced a series of strategic investments in the growth of its Space Solutions business, including with satellite imaging providers HyperSat as well as SatRevolution, which will also fly as a repeat customer on the company’s next mission Above the Clouds. Virgin Orbit has previously announced that it plans to complete its next scheduled launch in January 2022.

ABOUT HORIZON TECHNOLOGIES

Horizon Technologies is a Global Leader in innovative SIGINT and Space-Based Maritime Domain Awareness (MDA) Intelligence Solutions.

Horizon Aerospace Technologies is a world leader in airborne Sat Phone monitoring systems for Intelligence, Surveillance, and Reconnaissance (ISR) applications, equipping governments worldwide by enhancing their SIGINT capabilities. We are the Original Equipment Manufacturer (OEM) for the FlyingFish™ and BlackFish™ SIGINT systems which are in operation on numerous platforms worldwide. We participate daily in SAR missions via NATO and FRONTEX in the Mediterranean Sea and are heavily involved in international operations around the globe.

Horizon Space Technologies is the prime contractor for the UK Government’s Amber™ program. The Amber™ Program will consist of Amber™ CubeSats in multiple orbital planes providing global Maritime Domain Awareness (MDA) data to NIMIC (led by Royal Navy).

Visit: HorizonTechnologies.com. Horizon Technologies. Where Vision Turns into Reality.

ABOUT VIRGIN ORBIT

Virgin Orbit operates one of the most flexible and responsive space launch systems ever built. Founded by Sir Richard Branson in 2017, the company began commercial service in 2021, and has already delivered commercial, civil, national security, and international satellites into orbit. Virgin Orbit’s LauncherOne rockets are designed and manufactured in Long Beach, California, and are air-launched from a modified 747- 400 carrier aircraft that allows Virgin Orbit to operate from locations all over the world in order to best serve each customer’s needs. On August 22, 2021, Virgin Orbit entered into a definitive agreement to combine with NextGen Acquisition Corp. II (NASDAQ: NGCA), a special purpose acquisition company, which would result in Virgin Orbit becoming a publicly listed company on the Nasdaq Stock Market under the symbol VORB. To learn more, visit virginorbit.com.

ABOUT NEXTGEN ACQUISITION CORP. II

NextGen Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGCA." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended on October 29, 2021, November 23, 2021 and December 3, 2021, which was declared effective by the SEC on December 7, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus was mailed to all NextGen shareholders of record as of November 19, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction on December 28, 2021. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the definitive proxy statement/prospectus filed by NextGen with the SEC on December 7, 2021 and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.

Contacts

Media Enquiries:

Media, Virgin Orbit:

Alison Patch, Senior Director of Communications

press@virginorbit.com

+1-949-616-2504

Media, SatRevolution:

Anna Ziubińska , Cook Communications

anna.ziubinska@cook-comm.com

+48 663 171 033

Investor Relations

Business Development, SatRevolution

Damian Jamroz, Vice-President

d.jamroz@satrevolution.com

+48 503 969 996